March 20, 2008

BY FAX AND U.S. MAIL

Lisa M. Proch
AVP & Senior Counsel
The Hartford
200 Hopmeadow Street
Simsbury, CT 06089

> Re: Hartford Life Insurance Co. Separate Account VL II
>   Initial Registration Statement on Form N-6
>   File Nos. 333-148815; 811-07271

>   Hartford Life & Annuity Ins. Co. Separate Account VL II
>   Initial Registration Statement on Form N-6
>   File Nos. 333-148817; 811-07273

Dear Ms. Proch:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on January 23, 2008. The registration statements received a full review. Based on our review, we have the following comments.

1. **Summary of Benefits and Risks (p. 3)**

    a. With regard to the withdrawal limitations, please explain supplementally how the limit on the number of withdrawals in a given period of time does not violate section 22(e) of the Investment Company Act of 1940.

    b. The Loan subsection states that the policy secures any loan made. To avoid the impression that this would be so regardless of the Cash Surrender Value in the policy, please revise the sentence to note that the Cash Surrender Value in the policy secures loans made.

2. **Fee Table (pp. 5 - 9)**

    a. The fee table uses the phrase "year" and "policy year" interchangeably. For clarity, please use the phrase "policy year" consistently. In addition, please make this change throughout the prospectus, as applicable (e.g., the discussion on Mortality and Expense Risk Charge on page 14).

    b. Inasmuch as many of the charges use the phrase "Maximum Charge," for clarity please use the phrase for all charges where there is no indication provided, e.g., Mortality and Risk Expense.

3. Annual Fund Operating Expenses (p. 10)

    a. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.

    b. Please confirm supplementally that the range of portfolio expenses reflect gross fees.

    c. Please note that contractual waivers and reimbursements ending in less than one year from the effective date of the prospectus cannot be reflected in the fee tables.

    d. Please include footnotes to the individual fund fee tables describing the contractual fee waivers or expense reimbursements listed in the individual fund fee tables.

4. Voting Rights (p. 12)

Please include language to the affect that, as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.

5. Front-end Sale Load (p. 13)

Please describe the purpose of the charge in this section as per item 5(a) of Form N-6, rather than in the SAI.

6. Mortality and Expense Risk Charge (p. 14)

Please clarify what is meant by "on a current basis".

7. Free-Look Period (p. 15)

    a. Please confirm supplementally that the return of account value includes the return of the amount previously deduction as a front-end sales charge.

    b. Please clarify that the investor rescinding the contract in those states that require a refund of purchase payments will receive the greater of account value, less indebtedness, and purchase payments.

8. Limitations of Transfers to the Fixed Account (pp. 17 - 18)

    a. Please confirm that one can only allocated money to the fixed account during the first eighteen months after the policy is issued.

b. The prospectus lists several different circumstances under which amounts may be transferred to the Fixed Account. Please clarify whether this is intended as an exclusive list of those circumstances.

c. The prospectus notes that amounts may be transferred "if a material change is made to the investment policy of the Separate Account." We understand the Separate Account to be an unmanaged separate account; if so, please clarify supplementally what investment policy is referred to. In addition, please clarify supplementally what is intended by the phrase "material" and who makes the determination as to whether a change in policy qualifies as a material change.

9. **Child Insurance Rider (p. 19)**

Please clarify in this section and in the fee table whether the charge is on a per child basis.

10. **Death Benefits (p. 25)**

Please explain supplementally why Option D is called the "Decreasing Option".

11. **Policy Loan Rates (p. 27)**

Please explain the concept of an effective interest rate so the figure in the fee table (5%) can be reconciled with the figures in the Policy Loan Rate table.

12. **References to NASD**

Please update any references to the NASD (to FINRA), as applicable.

13. **Series and Class Identifiers**

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

14. **Powers of Attorney**

Please include new Powers of Attorney that specifically describe these registration statements by name or '33 Act file number as per Rule 483(b).

15. **Guarantees and Support Agreements**

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

16. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

17. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

   Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

   If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

         Sincerely,

         Michael L. Kosoff
         Staff Attorney
         Office of Insurance Products